November 24, 2020

Courtney Lindsay

Tim Buchmiller

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Global Cancer Technology, Inc.

Regulation A Offering Statement on Form 1-A

CIK No. 0001743261

Dear Mr. Lindsay and Mr. Buchmiller:

Global Cancer Technology, Inc. has today filed the above-referenced amended Regulation A Offering Statement on Form 1-A/A (File No. 024-11314) for the sole purpose of providing an updated auditor consent under Rule 252(f)(iii).

Please feel free to contact me if further information is required for this filing.

Sincerely,

/s/ Ronald N. Vance
Ronald N. Vance, Partner